Exhibit (a)(5)(A)

Letter to Stockholders of Vitacost.com, Inc.

July 18, 2014

Dear Stockholder:

We are pleased to inform you that on July 1, 2014, Vitacost.com, Inc. (the “Company” or “Vitacost”) entered into a definitive Merger Agreement (the “Merger Agreement”) with The Kroger Co. (“Kroger”) and Vigor Merger Corp. (“Purchaser”), a wholly owned subsidiary of Kroger. Pursuant to the Merger Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Vitacost at $8.00 per Share (the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes.

Unless subsequently extended, the Offer is scheduled to expire at 5:00 pm, New York City time, on August 15, 2014. Following the completion of the Offer, Purchaser will be merged with and into Vitacost (the “Merger”), with the Company surviving as a wholly owned subsidiary of Kroger. At the time the Merger becomes effective, all then outstanding Shares (other than (i) any shares owned directly by Kroger or Purchaser or held in the treasury of the Company, (ii) any shares held by any subsidiary of the Company or Kroger (other than Purchaser), or (iii) any shares as to which the holder thereof is entitled to and who properly exercises appraisal rights under Delaware law), will be cancelled and converted into the right to receive the Offer Price, net to the seller in cash without interest thereon, less any required withholding taxes.

The Board of Directors of the Company has: (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained therein and (iii) resolved to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement. Accordingly, and for the other reasons described in more detail in the enclosed copy of Vitacost’s solicitation/recommendation statement on Schedule 14D-9, the Board unanimously recommends to stockholders that they accept the Offer and tender their Shares to Kroger pursuant to the Offer.

Accompanying this letter is a copy of the Company’s solicitation/recommendation statement on Schedule 14D-9. It contains additional information relating to the Offer and the Merger, including a description of the reasons for the Board of Directors’ recommendations. Also enclosed are Purchaser’s Offer to Purchase, dated July 18, 2014, which sets forth the terms and conditions of the Offer and a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully.

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

/s/ Jeffrey J. Horowitz
Chief Executive Officer of Vitacost.com, Inc.